UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Vimicro International Corporation
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G9366M103
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
	0	Rule 13d-1(b)
	0	Rule 13d-1(c)
	1	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. This Amendment No. 2 to
Schedule 13G is deemed to amend the Schedule 13G filed with the Securities and Exchange Commission on February 13, 2007. The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)


1
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
ONLY)
	Zhonghan Deng
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	1	(b)
0
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
	Peoples Republic of China
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
5
SOLE VOTING POWER
0

6
SHARED VOTING POWER
13,589,490 ordinary shares

7
SOLE DISPOSITIVE POWER
0

8
SHARED DISPOSITIVE POWER
13,589,490 ordinary shares
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
13,589,490 ordinary shares
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	0
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	9.7%
12
TYPE OF REPORTING PERSON*
IN

1
NAME OF REPORTING PERSON
	Vimicro Beijing Corporation
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
ONLY) 	N/A
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	1	(b)
0
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
	British Virgin Islands
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON
WITH
5
SOLE VOTING POWER
0

6
SHARED VOTING POWER
11,839,490 ordinary shares

7
SOLE DISPOSITIVE POWER
0

8
SHARED DISPOSITIVE POWER
11,839,490 ordinary shares
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
11,839,490 ordinary shares
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	0
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	8.4%
12
TYPE OF REPORTING PERSON*
CO

ITEM 1(a).	NAME OF ISSUER:

Vimicro International Corporation (the Issuer)

ITEM 1(b).	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:

15/F Shining Tower, No. 35 Xueyuan Road, Haidian
District, Beijing 100083, People?s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Zhonghan Deng
	Vimicro Beijing Corporation (the Record Holder)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF
NONE, RESIDENCE:
	The address of the principal business office of the Record Holder and Dr. Zhonghan Deng is 15/F Shining
Tower, No. 35 Xueyuan Road, Haidian District,
Beijing 100083, Peoples Republic of China.

ITEM 2(c)	CITIZENSHIP:

Dr. Zhonghan Deng is a citizen of the Peoples
Republic of China. The place of organization of the Record Holder is the British Virgin Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

		G9366M103

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting
Person

Dr. Zhonghan Deng

Amount beneficially owned:
13,589,490

Percent of class:
9.7%

Sole power to vote or direct the vote:
0

Shared power to vote or to direct the vote:
13,589,490

Sole power to dispose or to direct the disposition of:
0

Shared power to dispose or to direct the disposition of:
13,589,490


Vimicro Beijing Corporation
Amount beneficially owned:
11,839,490

Percent of class:
8.4%

Sole power to vote or direct the vote:
0

Shared power to vote or to direct the vote:
11,839,490

Sole power to dispose or to direct the disposition of:
0

Shared power to dispose or to direct the disposition of:
11,839,490

The Record Holder is the record owner of 11,839,490 ordinary shares of the Issuer. Dr. Zhonghan Deng is the sole director of the Record Holder. The Record Holder is ultimately wholly owned by the trust of the Golden hill International Trust (the Trust), of which the HSBC International Trustee Limited acts as the trustee (the Trustee). Dr. Zhonghan Deng, the Record Holder, the Trust and the Trustee and may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all shares of ordinary shares beneficially owned by other members constituting such group. However, each of Dr. Zhonghan Deng, the Record Holder and the Trust disclaims beneficial ownership of the shares beneficially owned by the Trustee other than the 11,839,490 ordinary shares. Trustee will file separate Schedule 13G/A on behalf of itself, together with Trust as joint reporting person.
Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, Mr. Deng may be deemed to be the beneficial owner of 1,750,000 ordinary shares issuable upon the exercise of vested options within 60 days.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable



SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2009


Zhonghan Deng	/s/ Zhonghan Deng
                Zhonghan Deng



Vimicro Beijing Corporation	By:/s/ Zhonghan Deng
                                Name: Zhonghan Deng
	                        Title:  Director



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